Exhibit(a)(1)
February 13, 2006
Dear Stockholders:
      I am writing to inform you that Whitehall has entered into an Agreement and Plan of Merger dated as of February 1, 2006, with Prentice Capital Management, LP, Holtzman Opportunity Fund, L.P., and their affiliates WJ Holding Corp. and WJ Acquisition Corp. Pursuant to the merger agreement, WJ Acquisition has commenced a cash tender offer for all outstanding shares of Whitehall common stock, par value $0.001 per share, together with the associated preferred stock purchase rights (other than shares of common stock beneficially owned by Prentice and Holtzman), for $1.60 per share, net to the seller in cash without interest, subject to the terms and conditions of the Offer to Purchase and the Letter of Transmittal previously sent to you by WJ Acquisition. The merger agreement provides that, following the tender offer, subject to the terms and conditions therein, WJ Acquisition will merge with and into Whitehall and any remaining shares of Whitehall common stock (other than those owned by Prentice, Holtzman and their affiliates) will be converted into the right to receive the same price paid in the offer and each share of Whitehall Class B common stock will be converted into the right to receive 35.42083833 times the price paid in the offer.
      At a meeting on February 1, 2006, the Whitehall Board of Directors unanimously (1) determined that the tender offer and the merger are fair to and in the best interests of Whitehall and its stockholders, (2) approved the merger agreement and the transactions contemplated thereby, including the tender offer and the merger, and (3) resolved to recommend that Whitehall stockholders accept the tender offer, tender their shares of Whitehall common stock pursuant to the tender offer and, if applicable, adopt the merger agreement.
      In arriving at its recommendation, the Board gave careful consideration to the factors described in the enclosed Solicitation/ Recommendation Statement on Schedule 14D-9. Among the factors considered by the Board in evaluating the merger were the opinions dated February 1, 2006 of Duff & Phelps, LLC, Whitehall’s financial advisor, to the effect that, as of the date of the opinions, and based upon and subject to the qualifications and limitations set forth in the opinions, the merger agreement and the transactions contemplated thereby, including the tender offer and the merger (1) were fair to the stockholders of the Company, other than Prentice, Holtzman or their respective affiliates, from a financial point of view, without giving effect to any impacts of the revised Prentice transaction on any particular stockholder other than in its capacity as a stockholder and (2) were more favorable, from a financial point of view, to Whitehall, its stockholders and creditors, taken as a whole, than the previously announced Newcastle proposal. The full text of the Duff & Phelps opinions, which set forth the assumptions made, general procedures followed, matters considered and limits on the review undertaken, are included as Annexes II and III to the Schedule 14D-9. You should read the opinions carefully and in their entirety.
      Enclosed for your consideration is a copy of Whitehall’s Solicitation/ Recommendation Statement on Schedule 14D-9, which is being filed with the Securities and Exchange Commission. We urge you to read this document carefully and in its entirety.

Sincerely,

Robert L. Baumgardner
Chief Executive Officer